FILE NO. 70-10112

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         AMENDMENT NO. 1
                               TO
                            FORM U-1

                APPLICATION/DECLARATION UNDER THE
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

 WITH RESPECT TO THE PAYMENT OF DIVIDENDS AND SHARE REPURCHASES
               BY NORTHEAST NUCLEAR ENERGY COMPANY

                NORTHEAST NUCLEAR ENERGY COMPANY
                       107 Selden Street
                      Berlin, CT  06037
   (Names of companies filing this statement and addresses of principal executive offices)

                       NORTHEAST UTILITIES
            (Name of top registered holding company)

                        Gregory B. Butler
          Vice President, Secretary and General Counsel
               Northeast Utilities Service Company
                        107 Selden Street
                        Berlin, CT 06037
             (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq.       David R. McHale
Assistant General Counsel     Vice President and Treasurer
Northeast Utilities  Service  Northeast Utilities Service
  Company                         Company
107 Selden Street             107 Selden Street
Berlin, CT 06037              Berlin, CT 06037


The Application/Declaration in this file is hereby amended and restated

as follows:

DESCRIPTION OF PROPOSED TRANSACTIONS

Introduction

1.   Northeast Utilities ("NU"), a public utility holding company registered under the Public Utility Holding Company Act of 1935, as amended ("the Act"), with offices at 174 Brush Hill Avenue, West

     Springfield, Massachusetts 01090,  and its wholly-owned subsidiary,

     Northeast Nuclear Energy Company, located at 107 Selden Street,

     Berlin, CT 06037, ("NNECO" and collectively with NU, the

     "Applicants"),  hereby submit this application/declaration (the

     "Application") pursuant toSections 6(a), 7, and 12(c) of the Act and Rules 26(c)(3), 42, 43, 44 and 46(a) thereunder with respect to the payment of dividends to,  and/or the repurchase of stock from, NU out of capital or unearned  surplus by NNECO through

     December 31, 2004.



2.   NNECO was incorporated in 1950, and through a Special Act of the Connecticut Legislature in 1967, has a valid franchise under Connecticut law to sell electricity to utility

     companies doing an electric business in Connecticut and

     other states, and also has the right and power to

     manufacture, generate and transmit electricity, and to erect and maintain facilities on certain public highways and

     grounds, all subject to such consents and approvals of

     public authority and others as may be required by law.

     NNECO's sole activity was to act as agent for the NU System companies and other New England utilities in operating and maintaining the Millstone Nuclear generating facilities

     located in Waterford, Connecticut ("Millstone").  Up until

     March 2001, such facilities were owned jointly by The

     Connecticut Light and Power Company ("CL&P") and Western

     Massachusetts Electric Company ("WMECO"), two public utility subsidiaries of NU and affiliates of NNECO, and other

     nonaffiliated utility companies.  In March 2001, CL&P and

     WMECO, along with most of the other joint owners of

     Millstone, sold their interests in Millstone to a subsidiary of Dominion Resources, Inc.  CL&P and WMECO sold their 100%

     interests in Millstone 1 and 2 and, with other selling

     owners, 94% of Millstone 3.


3.   As a result of such sale, NNECO is now largely inactive

     and winding up its role in managing Millstone.  NU is

     currently maintaining NNECO as a corporate entity in the

     event there are any unforeseen liabilities which arise out of NNECO's prior operations at Millstone.  However, NU, in an effort to simplify its corporate structure intends to

     eventually liquidate and dissolve NNECO once NU believes it is no longer necessary to be maintained.  NNECO, as of

     December 31, 2002, had accumulated paid in capital surplus in the amount of approximately $15.4 million and retained

     earnings in the amount of approximately $1 million, and held approximately $52.3 million in cash, the majority of which is currently invested in the NU System money pool.  Current obligations of NNECO are mainly made up of approximately

     $49.4 million of accrued pension costs reflecting amounts

     due former employees of NNECO, approximately $9.4 million of other employee related costs, $1.1 million Federal Income

     Taxes due and approximately $4.1 million in inter-company

     payables. (NNECO has an accumulated deferred income tax

     asset of $(27.2) million which will be realized as NNECO

     makes contributions to the pension plan.).  The Applicants now request authorization from the Commission for NNECO to pay dividends to and repurchase its common stock from NU out of paid-in-capital and unearned surplus, to the fullest

     extent allowed by law, in order to reduce cash to the

     minimum needed to carry out its remaining foreseeable net

     obligations of approximately $37 million.


4.   The Commission has previously approved the payment of

     dividends out of capital or unearned surplus by subsidiaries of a registered holding company when the payment would not impair the subsidiary's ability to meet its obligations and the subsidiary's assets would be sufficient to meet any

     anticipated expenses or liabilities.  See, e.g., AEP

     Generating Co., H.C.A. Rel. No. 26754 (August 12, 1997),

     Northeast Utilities H.C.A. Rel. No. 27529, (May 16, 2002),

     Northeast Utilities, H.C.A. Rel. No. 27147 (March 7, 2000),

     Excel Energy, H.C.A. Rel. No. 27597 (November 7, 2002).



5.   State law allows payments of dividends by corporations

     provided that such payments do not render the company

     insolvent.  <FN1>  Any capital distributed by NNECO pursuant to the authorization sought hereunder would be paid in

     accordance with state law and thus would not cause NNECO to face adverse financial consequences as a result.



Other Matters

1.   Except in accordance with the Act, neither NU nor

     any subsidiary thereof (a) has acquired an ownership

     interest in an EWG or a FUCO, as defined in Sections 32 and

     33 of the Act, or (b) now is or as a consequence of the

     transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction

     contract with an EWG or a FUCO. None of the proceeds from

     the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.


2.   NU currently meets all of the conditions of Rule 53(a),

     except for clause (1). At December 31, 2002, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 59% of NU's average "consolidated retained earnings," also as defined in Rule

     53(a)(1), for the four quarters ended December 31, 2002 ($713.1 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast

     Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average

     consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities,

     Holding Company Act Release No. 27148, dated March 7, 2000 (the

     "Rule 53(c) Order"). NU continues to assert that its EWG

     investment in NGC will not adversely affect the System.


3.   In addition, NU and its subsidiaries are in compliance

     and will continue to comply with the other provisions of

     Rule 53(a) and (b), as demonstrated by the following

     determinations:

          (i) NGC maintains books and records, and prepares

     financial statements, in accordance with Rule 53(a)(2).

     Furthermore, NU has undertaken to provide the Commission

     access to such books and records and financial statements,

     as it may request;

          (ii) No employees of NU's public utility subsidiaries

     have rendered services to NGC;

          (iii) NU has submitted (a) a copy of each Form U-1 and

     Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and

     Exhibits G and H thereof to each state regulator having

     jurisdiction over the retail rates of NU's public utility

     subsidiaries;

          (iv) Neither NU nor any subsidiary has been the subject

     of a bankruptcy or similar proceeding unless a plan of

     reorganization has been confirmed in such proceeding;

          (v) NU's average CREs for the four most recent

     quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

          (vi) In the previous fiscal year, NU did not report

     operating losses attributable to its investment in

     EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

4.   The proposed transactions, considered in conjunction

     with the effect of the capitalization and earnings of NU's

     EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse

     impact on NU's public-utility subsidiaries, their customers,

     or the ability of State commissions to protect such public-

     utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's

     consolidated capitalization ratio and its retained earnings,

     both of which have improved since the date of the order.

     NU's EWG investment (it has no FUCO investment) has been

     profitable for all quarterly periods ending June 30, 2000

     through December 31, 2002 (NGC was acquired in March 2000).

     As of December 31, 1999, the most recent period for which

     financial statement information was evaluated in the Rule

     53(c) Order, NU's consolidated capitalization consisted of

     35.3% common equity and 64.7% debt (including long and short-

     term debt, preferred stock, capital leases and guarantees).

     As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated

     capitalization ratios of NU, with consolidated debt

     including all short-term debt and non-recourse debt of the

     EWG, were as follows:


                                        As of June 30, 2000
                                   (thousands
                                    of dollars)               %


     Common shareholders' equity    2,365,854               36.9
     Preferred stock                  277,700                4.3
     Long-term and short-term debt  3,768,353               58.8

                                    6,411,907              100.0





5.   The consolidated capitalization ratios of NU as of

     December 31, 2002, with consolidated debt including all

     short-term debt and non-recourse debt of the EWG, were as

     follows:

                                        As of December 31, 2002
                                   (thousands
                                    of dollars)               %

     Common shareholders' equity    2,210,521               33.4
     Preferred stock                  116,200                1.8
     Long-term and short-term debt  2,400,050               36.2
     Rate Reduction Bonds            1,899,312              28.6

                                    6,626,083              100.0%

     If Rate Reduction Bonds are not included, the consolidated capitalization ratio of NU as of December 31, 2002 is as follows:

                                        As of December 31, 2002
                                   (thousands
                                    of dollars)               %

     Common shareholders' equity    2,210,521               46.8
     Preferred Stock                  116,200                2.4
     Long-term and short-term debt  2,400,050               50.8

                                    4,726,771              100.0%


6.   As of June 30, 2000, the end of the first quarter after

     the issuance of the Rule 53(c) Order, NU's consolidated

     retained earnings were $593.6 million.  As of December 31,

     2002, NU's consolidated retained earnings were $765,611

     million.  NGC has made a positive contribution to earnings by contributing $131.9 million in revenues in the 12-month period ending December 31, 2002 and net income of $30.4

     million for the same period.  Although since the date of the

     Rule 53(c) Order, the common equity ratio of NU on a

     consolidated capitalization basis has decreased, it still

     remains at a financially healthy level, above the 30%

     benchmark required by the Commission, and if Rate Reduction

     Bonds are excluded, NU's consolidated common equity ratio

     has increased.  Accordingly, NU's investment in its EWG has not had an adverse impact on NU's financial integrity.



                             ITEM 2

                 FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions by the Applicants are not

     expected to exceed $10,000 and are expected to be comprised primarily of fees for ordinary legal and accounting.  None of such fees, commissions or expenses will be paid to any

     associate company or affiliate of the Applicants except for payments to Northeast Utilities Service Company for financial and other services.



                             ITEM 3

                 APPLICABLE STATUTORY PROVISIONS

     Sections 6(a), 7 and 12(c) of the Act and Rules 26(c)(3),

     42, 43, 44 and 46(a) thereunder are or may be applicable to the proposed transactions.  To the extent any other sections of the Act or Rules thereunder may be applicable to the

     proposed transaction, the Applicants request appropriate

     orders thereunder.



                             ITEM 4

                      REGULATORY APPROVALS

     No state or Federal regulatory approval, other than the

     approval of the Commission pursuant to this Application, is required to consummate the transactions described herein.

                             ITEM 5

                            PROCEDURE

     The Applicants respectfully request the Commission's

     approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and

     Rules thereunder enumerated in Item 3 or otherwise.  It is further requested that the Commission issue an order

     authorizing the transactions proposed herein at the earliest practicable date.  Additionally, the Applicants (i) request that there not be any recommended decision by a hearing

     officer or by any responsible officer of the Commission,

     (ii) consent to the Office of Public Utility Regulation

     within the Division of Investment Management assisting in

     the preparation of the Commission's decision, and (iii)

     waive the 30-day waiting period between the issuance of the

     Commission's order and on the date on which it is to become effective, since it is desired that the Commission's order when issued, become effective immediately.



                             ITEM 6

                EXHIBITS AND FINANCIAL STATEMENTS



     (a)  Exhibits (previously filed)

          F.   Opinion of Counsel

          H.   Proposed Form of Notice

     (b)  Financial Statements

     1.   Northeast Nuclear Energy Company

          1.1  Balance Sheet, per books and pro forma, as of

     September 30, 2002 (previously filed).

          1.2  Statement of Income, per books and pro forma, for

     12 months ended September 30, 2002 and capital structure,

     per books and pro forma, as of September 30, 2002

     (previously filed).

          1.3  Balance Sheet, per books and pro forma, as of

     December 31, 2002.

          1.4  Statement of Income, per books and pro forma, for

     12 months ended December 31, 2002 and capital structure, per books and pro forma, as of December 31, 2002.



                             ITEM 7

             INFORMATION AS TO ENVIRONMENTAL EFFECTS

     (a)  The financial transactions described herein do not

involve a major Federal action significantly affecting the

quality of the human environment.

     (b)  No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed

transaction.





                           SIGNATURES

     Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
NORTHEAST NUCLEAR ENERGY COMPANY


By:  /s/ Gregory B. Butler
     Name:  Gregory B. Butler
     Title:  Vice President, Secretary and General Counsel
     Northeast Utilities Service Company as Agent for
     all of the above-named companies




Date:  April  4, 2003

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

<FN1>   Section 33-687(c) of the General Statutes of Connecticut
states: "(c) No distribution may be made if, after giving it effect: (1) The corporation would not be able to pay its debts as they become due in the usual course of business; or (2) the corporation's total assets would be less than the sum of its total liabilities plus, unless the certificate of incorporation permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution." In making its decision to authorize a distribution, the board of directors is permitted to base its decision "on financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances, or on a fair valuation or other method that is reasonable in the circumstances." Sec. 33-687(d).

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